UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5 Av. Lázaro Cárdenas 2225 Col. Valle Oriente, San Pedro Garza García Nuevo León, México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Closing of Sale of OMA Shares

Mexico City, Mexico, December 7, 2022— Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (BMV: OMA, NASDAQ: OMAB), announced, following its press release (evento relevante) dated July 31, 2022, that today, Fintech Advisory Inc. (“Fintech”) made a public filing pursuant to the Securities Laws in the United States of America, in which it disclosed the closing of the indirect sale by several of its affiliates, of 29.99% of the shares of OMA, to a subsidiary of VINCI Airports SAS.

As disclosed by Fintech, the sale was documented through the sale of 100% of the shares of Servicios de Tecnología Aeroportuaria, S.A. de C.V. (SETA) for approximately US$578.7 million Dollars, and Aerodrome Infrastructure S.à r.l. for approximately US$240.8 million Dollars, net of debt, including intercompany debt, owed by Aerodrome.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,100 persons in order to offer passengers and clients airport and commercial services in facilities. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

• Webpage http://ir.oma.aero

• Twitter http://twitter.com/OMAeropuertos

• Facebook https://www.facebook.com/OMAeropuertos

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Ruffo Pérez Pliego
Ruffo Pérez Pliego
Chief Financial Officer

Dated December 7, 2022